

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Harvey Kaye
Chief Executive Officer
Latitude Solutions, Inc.
190 Spanish River Blvd., Suite 101
Boca Raton, FL 33431

> **Re:** **Latitude Solutions, Inc.**
> **Form 10**
> **Filed November 12, 2010**
> **File No. 000-54194**

Dear Mr. Kaye:

We have reviewed your filing and have the following comments. Except where indicated, please revise your registration statement so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please revise your disclosure to include discussion of your competitive business conditions, competitive position in the industry and methods of competition. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

3. We note that you do not discuss any research and development activities or expenses in your disclosure. Please revise to discuss the source of your technology and trademarks if not developed through internal research and development. Alternatively, please disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities. Please refer to Item 101(h)(4)(x) of Regulation S-K.

4. On page 11 of Item 1A. Risk Factors you state that several of your products are subject to certifications before they can be sold. Please revise your Item 1 disclosure to discuss these certifications with greater specificity, including, to the extent practicable, an estimate of the costs involved in obtaining them.

5. Similarly, we note that on page 11 of your Risk Factors you state that you rely on independent dealers and distributors to sell your products. Please revise your Business section to more fully disclose the terms of the arrangements you have with these dealers and distributors, pursuant to Item 101(h)(4)(ii) of Regulation S-K.

6. Please revise your disclosure to briefly discuss your reasons for registering your common stock and becoming subject to public company reporting requirements at this time.

7. We note that you state in several places that you entered into strategic alliances with companies, oil and mining extraction operators, government related opportunities, and Applied Geo Technologies, a tribally chartered corporation wholly owned by the Mississippi Band of Choctaw Indians d/b/a/ Chahta Enterprises. Please revise your disclosure, where appropriate, to provide additional information about the material terms of these strategic alliances. As appropriate, please file the agreements as exhibits to your filing, pursuant to Item 601 of Regulation S-K.

History, page 1

8. We note the discussion of your corporate history and background. However, it is unclear when and how you became Latitude Solutions, Inc. from your previous name of GMMT, Inc. Please revise to include this background information pursuant to Item 101(h)(3) of Regulation S-K.

<u>Acquisition of 6709800 Canada, Inc. Operating as GPS Latitude, Trinity Solutions…, page 2</u>

9. In this section you state that the acquisition of your subsidiaries is complete. However, on page 10, for example, you use the phrases "following the completion of the acquisition" and "following the acquisitions" suggesting the acquisition has not been finalized. Please revise your disclosure where appropriate to reflect clearly that this acquisition and subsequent merger transaction is complete.

<u>Trinity Solutions, Inc. ("Trinity Solutions"), page 3</u>

10. You state that Trinity Solutions is designed to provide you with marketing and sales capabilities to identify the opportunities available for federal and state contracts and other governmental business opportunities. Please provide additional disclosure about what marketing and sale capabilities or activities are engaged in by Trinity Solutions. Additionally, please tell us, with a view towards disclosure, how Trinity Solutions identifies available federal and state contracts.

<u>Our Strategy, page 4</u>

11. Please revise to discuss your business strategy given the different lines of products and services offered by Latitude Clean Tech Group and GPS Latitude.

<u>GPS Latitude, page 5</u>

12. Please discuss the stage of development of GPS Latitude's products including whether they are ready to go to market, currently in research and development, or in another product development stage.

<u>Plan of Operations, page 6</u>

13. You state for the 4th Quarter 2010 that you plan to file additional IP with the U.S. Patent and Trademark Office. Please revise your disclosure to include discussion about what additional IP you plan to file including, for example, how it relates to your business plan, current development stage, and estimated timeline until you receive patent protection.

<u>Government Regulation, page 7</u>

14. In the last sentence of this section you state that in your efforts to receive federal funding for your business opportunities you will encounter various government agencies that will have control over the selection of recipients. However, on page 3 you state that Trinity Solutions assists your business to identify federal and <u>state</u> contracts. Please address potential government regulation by state and local authorities.

Description of Properties/Assets, page 7

15. We note your disclosure of patent application #US 61/356,027 for "Method and for producing high volumes of clean water by Electro Coagulation." Please revise your disclosure to clarify what stage of the patent granting process your technology is currently in, including discussion of the current legal patent protection available to you while your technology remains in the patent granting process with the USPTO.

Item 1A. Risk Factors, page 8

General

16. Please revise this section to include a risk factor discussing the dilution of a common stock holder's ownership position as it relates to your previous issuance of convertible debt, or advise us why you believe this does not constitute a material risk.

LSI has limited working capital and limited cash funds., page 8

17. Please revise paragraph one to indicate the percentage of your funds that are committed.

Our Business is Subject to Economic, Political and Other Risks …, page 12

18. You note that you have business operations in Canada and that you estimate approximately 20% of your net sales in the next may be shipped to international destinations. We also note that you include as a bullet point risks related to emerging markets. Please revise to include disclosure about what specific international markets you foresee doing business in within the coming year.

Item 2. Financial Information, page 15

Management's Discussion and Analysis…, page 15

General

19. Please revise your disclosure to reflect a discussion of trends including analytical discussion of known material trends impacting your liquidity or capital resources. Refer to Instruction 4 to paragraph 303(a) of Item 303 of Regulation S-K. Please revise your disclosure to include more meaningful disclosure regarding your results of operations, including a discussion of the underlying drivers of change, rather than solely a repetition of the numerical data contained in the consolidated financial statements.

20. We note that you have two separate lines of business and products: water treatment solutions and secure wireless systems. Please revise to include discussion about how the relative demands in capital expenditures for these two differing lines of business are related and may impact your overall liquidity.

Results of Operations, page 16

21. We note your increased in salaries by a total of 441.3% between fiscal 2008, and fiscal 2009, and that you have budgeted $2,356,000 for this expense in fiscal 2010. Please specifically discuss the reason underlying this increase, and why you expect this trend to continue beyond fiscal 2010.

24. Similarly, we note the 233% increase in travel expenses between fiscal 2008, and fiscal 2009, and that you have budgeted $496,000 for this expense in fiscal 2010. Please specifically discuss the reason underlying this increase, and why you expect this trend to continue beyond fiscal 2010.

Liquidity and Capital Resources, page 16

25. Please tell us more about your recent investment in $264,072 worth of equipment. For example, please discuss what equipment you purchased, how this investment is related to your plans for capital expenditures and the general purpose of this equipment.

Operating Expenses, page 20

26. We note that your increase in operating expense was primarily due to you paying your staff under consulting fees. Please explain the underlying reasoning for this decision and whether you plan to continue this practice in the future.

Item 3. Properties, page 21

27. Please revise to include information about your current water plant discussed on page 19. Refer to Item102 of Regulation S-K.

Item 5. Directors and Executive Officers, page 24

28. For each of your directors please provide the information required by 401(e) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

Item 6. Executive Compensation, page 27

Summary Compensation Table, page 27

29. Please revise your table to indicate a reference to footnote (4).

Employment Agreements, page 28

30. We note your table on this page includes approved annual executive compensation. Please revise to include a discussion about why the approved executive compensation in this table does not match the compensation disclosed in your Summary Compensation Table on page 27.

31. Please disclose your performance targets used to determine up to a 15% cash bonus included in the employment agreements of Messrs. Kaye, Cohen, Blasland and Rowinski.

Employment Contracts and Termination of Employment Contracts…, page 28

32. Please revise the sentence under this heading to clearly state whether your employment contracts, compensatory plans or arrangements include payments or other benefits as a result of the resignation, termination or retirement of your officers or directors.

33. Please disclose the material terms of each employment contract, whether written or unwritten, in connection with the resignation, retirement or other termination of a named executive officer, or a change in control event. Refer to Item 402(q)(2) of Regulation S-K.

Shares issued on conversion of promissory notes in 2010, page 41

34. We note that you do not appear to have included disclosure in this section with respect to the promissory notes you issued. Please advise or revise.

Item 15. Financial Statements and Exhibits

35. Please amend you disclosure to include the employment agreement for the shareholder of F&T, LLC that is currently serving as President and Chief Technology Officer of Latitude Clean Tech Group, Inc.

Consolidated Financial Statements for the years ended December 31, 2009 and 2008
Balance Sheets

36. Please clarify the nature of the amounts due to the Company from investee for the periods presented. We view receivables from affiliates, such as the amount due from shareholders, as being akin to unpaid subscription receivables or unpaid capital

contributions. Revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

Revenue and Cost Recognition, page F- 9

37. Notwithstanding the Company's current lack of sales, please provide revenue and cost recognition policies. Note that when describing your revenue recognition policy, please avoid using boilerplate language as found in SAB No. 104.

Note 3 – Equity Investment, page F-13

38. In regards to your significant equity method investment, GPS Latitude, disclose the method of determining the fair value of common stock transferred.

39. Furthermore, in regards to your significant equity method investment, GPS Latitude, please provide and file separate audited annual financial statements for the years ending January 31, 2009 and 2010 for GPS Latitude as required by Rule 3-09 of Reg. S-X.

Other—Acquisitions

40. In the notes, please provide all required business combination disclosures, for the acquisitions of Trinity Solutions, Inc. and Latitude Clean Tech Group as required by ASC 805-10-50-1 and 50-2; 805-20-50-1; 805-30-50-1, as applicable, including how you accounted for each transaction, the acquisition-date fair value of the total consideration transferred, and the method of determining the fair value of common stock transferred.

41. If share price used in valuing the consideration is derived from a quoted market price, please advise us including the date you obtained the quote and the market for which your shares were trading.

Other—Prepaid Intangible

42. Disclose the nature of the Prepaid Licensing Fee and indicate over the period of time that the asset that will be amortized.

Consolidated Financial Statements for the periods ended June 30, 2010 and 2009

Note 2 – Restatement of Previous Issued Financial Statements, page F-32

43. The disclosure regarding the restatement of the Equity Investment balance is confusing. Please tell us when were the June 30, 2010 financials previously issued, when was the error uncovered, what exactly was the error, and during what prior period should the Company have recorded the previously unrecorded capital contributions to the Equity

Investment balance. Further, please clarify the nature of the line items Due from investee and Due to investee and why the balances were restated.

Note 4 – Equity Investment, page F-33

44. Explain whether the terms requiring investment in GPS Latitude pursuant to any financing raised were part of the initial equity investment exchange. Further explain in detail whether or not the subsequent capital contribution affects the voting equity interest acquired.

General

45. Please provide updated financial statements for the periods ended September 30, 2010 and 2009 as required by Rule 8-08 of Reg. S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

s/ Paul Fischer for

Larry Spirgel
Assistant Director

cc: <u>Via facsimile to (561) 417-0560</u>
      Matthew J. Cohen
      Chief Financial Officer
      Latitude Solutions, Inc.